Exhibit 99.1

JA Solar Appoints Shaohua Jia as Independent Director

SHANGHAI, October 17, 2012 - JA Solar Holdings Co., Ltd. (NASDAQ: JASO), (“JA Solar” or “the Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced the appointment of Mr. Shaohua Jia as an independent  director, effective immediately. Mr. Jia will be a member of each of the board’s Audit, Compensation, and Nominating and Corporate Governance committees.

“We are delighted to welcome Mr. Jia to JA Solar’s board of directors,” said Mr. Baofang Jin, chairman of JA Solar. “Mr. Jia joins the board with a strong background in tax policy and regulation, as well as the operation and management of enterprises. We are confident that his knowledge and experience will be a great asset to the board and the Company.”

Mr. Jia is an academic committee member of the China Taxation Association as well as an executive member of the Beijing Taxation Association. He also serves as vice chairman of the China Financial and Tax Law Institute. Mr. Jia worked as chief editor of the China Tax Publishing House from 2006 to 2011. Prior to that, he held the posts of deputy director of the State Taxation Administration of Hainan province and president of the Yangzhou Tax Institute, under the State Administration of Taxation. Mr. Jia has made a significant contribution to the areas of tax and enterprise management in China, and has published a large number of papers and monographs.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-

effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com